UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TAT Technologies Ltd.

 (Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

M8740S227

 (CUSIP Number)

FIMI FIVE 2012 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8740S227	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,369,994
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,369,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,994
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M8740S227	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity V, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,535,208
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,535,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,208
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M8740S227	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,905,202
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,905,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,905,202
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8740S227	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,905,202
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,905,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,905,202
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8740S227	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,905,202
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,905,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,905,202
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

The undersigned, FIMI Opportunity V, L.P. (“FIMI Opportunity V”),  FIMI Israel Opportunity Five, Limited Partnership (“FIMI Israel Opportunity V” and together with FIMI Opportunity V, the “FIMI Funds”), FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (together, the “Reporting Persons”), hereby file this Amendment No. 2 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on August 14, 2013 and Amendment No. 1 to Schedule 13D originally filed on December 12, 2016 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”), of TAT Technologies Ltd., an Israeli company (“TAT” or the “Company”).  The Amendment amends and supplements Items 4 and 5 and 7 of the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2024, the FIMI Funds received and accepted commitments from Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968) to purchase from the FIMI Funds an aggregate of 2,349,706 Ordinary Shares for a purchase price of NIS 54.95 per Ordinary Share (approximately $15.03 per Ordinary Share*), or an aggregate of NIS 129.1 million (approximately $35.3 million*).  The sale of Ordinary Shares by the FIMI Funds was made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act. A translated English copy of the form commitment letter is attached is Exhibit 99.1 to this report.

* Calculated based on the exchange rate of $1.00:NIS 3.656, as published by the Bank of Israel on August 30, 2024.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)          The calculations included herein are based on a total of 10,825,062 Ordinary Shares issued and outstanding consisting of (i) 10,151,722 Ordinary Shares issued and outstanding as reported by the Company, and (ii) 673,340 Ordinary Shares to be issued by the Company pursuant to the private placement the Company announced on September 1, 2024.

As of September 1, 2024, FIMI Opportunity V directly beneficially owns 1,369,994 Ordinary Shares, representing approximately 12.7% of the Ordinary Shares.

September 1, 2024, FIMI Israel Opportunity V directly beneficially owns 1,535,208 Ordinary Shares, representing approximately 14.2% of the Ordinary Shares.

(b)          As of September 1, 2024, FIMI Opportunity V shares the power to vote and dispose of, the 1,369,994 Ordinary Shares it directly beneficially owns.

As of September 1, 2024, FIMI Israel Opportunity V shares the power to vote and dispose of, the 1,535,208 Ordinary Shares it directly beneficially owns.

As of September 1, 2024, FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share the power to vote and dispose of, the 2,905,202 Ordinary Shares beneficially owned by the Reporting Persons.

(c)          Except as set forth in Item 4, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          Not applicable.

Page 7 of 9 Pages

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

99.1	Form of commitment letter (unofficial English translation from Hebrew)

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2024	FIMI Opportunity V, L.P.
	By:	FIMI FIVE 2012 Ltd., managing general partner

	By:	/s/ ISHAY DAVIDI
Ishay Davidi, CEO

FIMI Israel Opportunity Five, Limited Partnership
	By:	FIMI FIVE 2012 Ltd., managing general partner

	BY:	/s/ ISHAY DAVIDI
Ishay Davidi, CEO

FIMI FIVE 2012 Ltd.

By:	/s/ ISHAY DAVIDI
Ishay Davidi, CEO

Shira and Ishay Davidi Management Ltd.

BY:	/s/ ISHAY DAVIDI
Ishay Davidi, CEO

BY:	/s/ ISHAY DAVIDI
Ishay Davidi

Page 9 of 9 Pages